Exhibit 99.38

NEWS RELEASE

PENN WEST ENERGY TRUST INTRODUCES DISTRIBUTION REVINVESTMENT

AND OPTIONAL TRUST UNIT PURCHASE PLAN

FOR IMMEDIATE RELEASE, Thursday, December 8, 2005

PENN WEST ENERGY TRUST (TSX – PWT.UN) announces the implementation of a distribution reinvestment plan

(Calgary, December 8, 2005) /CNW/ – Penn West Energy Trust (the “Trust”) is pleased to announce the implementation of a Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “Plan”). The Plan provides eligible holders of the Trust’s units the opportunity to reinvest monthly cash distributions to acquire additional units at a potential discount without having to pay commissions, service charges or brokerage fees.

At the discretion of Penn West Petroleum Ltd. (the “Company”), administrator of the Trust, units for the reinvestment of distributions will be acquired in the open market at prevailing prices or issued from treasury at 95 percent of the average market price. While the Company expects units will be issued from treasury at a discount to satisfy the distribution reinvestment component of the Plan, no assurances can be made that units from treasury will be available.

Participants in the distribution reinvestment component of the Plan may also purchase additional units under the optional trust unit purchase component of the Plan, subject to a monthly maximum of $5,000 and a minimum of $500. Optional cash purchase units will be acquired in the open market at prevailing prices or issued from treasury at the average market price (without a discount).

Unitholders who are not a resident of Canada may not participate in the Plan unless otherwise provided by the Trust. Unitholders who hold their units through a broker, financial institution or other nominee (“beneficial owners”) must enrol for distribution reinvestment through their nominee holder.

The full text of the Plan and the Distribution Reinvestment Authorization and Optional Cash Payment Forms will be mailed to registered unitholders in the near future. These documents may also be obtained on the Penn West Energy Trust website at www.pennwest.com.

For the Plan to be in effect for the December 2005 distribution (paid in January, 2006), the agent, CIBC Mellon Trust Company, must receive the required forms by December 22, 2005. Completed enrolment forms may be submitted by fax or mail.

Penn West Energy Trust is a senior oil and natural gas energy income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST	Phone: (403) 777-2500
Suite 2200, 425 – First Street S.W.	Fax: (403) 777-2699
Calgary, Alberta	Toll-Free 1-866-693-2707
T2P 3L8

Website: www.pennwest.com
E-mail: investor_relations@pennwest.com

William Andrew, President and CEO
Phone: (403) 777-2502